SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   Aksys, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    010196103
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                 c/o International Fund Services (Ireland) Ltd.
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 23, 2004
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               (Page 1 of 4 Pages)

CUSIP No. 010196103            13D/A                       Page 2 of 4 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Durus Life Sciences Master Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a)  [ ]
                                                                     (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                           -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                           21,333,118
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                           21,333,118
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                           0
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                           21,333,118
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                           70.9%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON **
                           OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010196103            13D/A                       Page 3 of 4 Pages

The Schedule 13D filed on October 30, 2003 (the "Schedule 13D") by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), of Aksys, Ltd. (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS
FOLLOWS:

       (a) This Schedule 13D is being filed by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), to report beneficial ownership resulting from transactions that have previously been reported on a Schedule 13D filed July 28, 2003 by Durus Capital Management, LLC, the Reporting Person's portfolio manager (the "Portfolio Manager"), and Scott Sacane ("Sacane"), the managing member thereof, each of whom at such time possessed voting and dispositive power over the Shares that are the subject of this Schedule 13D. The Reporting Person acts through its board of directors, which currently consists of Leslie L. Lake, Shodhan Trivedi and Gretchen Piller. No new transactions in the Shares are reported herein.

       (b) The business address of the Reporting Person and each of its directors is International Fund Services (Ireland) Limited, 3rd Floor, Bishops Square, Redmonds Hill, Dublin 2, Ireland.

       (c) The Reporting Person's principal business is that of master investment fund. Ms. Lake is a Managing Director of the Invus Group, LLC, an investment firm that has its principal office at 135 E. 57th Street, 30th Floor, New York, NY 10022. Ms. Piller is a Managing Director of Research at Torrey Associates, LLC, an investment advisory firm that has its principal office at 505 Park Avenue, 5th Floor, New York, NY 10022. Mr. Trivedi is President of Opax Investments Inc., which provides asset allocation and hedge fund advisory services and has its principal office located at 2904 South Sheridan Way, Suite 202, Oakville, Ontario L6J 7G9, Canada.

       (d) Neither the Reporting Person nor any of its directors has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) Neither the Reporting Person nor any of its directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) The Reporting Person is a Cayman Islands Exempted Company. Ms. Lake and Ms. Piller are United States citizens. Mr. Trivedi is a Canadian citizen.

Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported herein were acquired for the Reporting Person by the Portfolio Manager. The Reporting Person acquired and continues to hold such Shares for investment purposes, with no intention to influence or change the management or other affairs of the Issuer. On February 23, 2004, the Reporting Person entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with the Issuer, Sacane, the Portfolio Manager, Durus Capital Management (N.A.), LLC ("Durus NA") and Artal Long Biotech Portfolio LLC ("Artal"). The Reporting Person, Sacane, the Portfolio Manager, Durus NA and Artal are referred to collectively in this Schedule 13D as the "Settling Parties." In connection with the Settlement Agreement, the Reporting Person and Artal also entered into a Note Purchase Agreement (the "Note Purchase Agreement"), a Registration Rights Agreement (the "Registration Rights Agreement") and certain other documents with, or for the benefit of, the Issuer. These documents are discussed in Item 6 hereof. Except as otherwise indicated in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

       (a) As of February 25, 2004, the Reporting Person beneficially owned 21,333,118 Shares (which includes immediately exercisable warrants to purchase 281,454 Shares), representing 70.9% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the aggregate of (i) 29,788,477 Shares reported on the Issuer's Form 10-Q for the period ending September 30, 2003 to be outstanding as of October 22, 2003, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer, and (ii) 281,454 Shares issuable upon exercise of the warrants. The number of Shares beneficially owned, as reported herein, is net of a short position of 165,000 Shares.

       (b) The Reporting Person has shared voting and sole dispositive power over the 21,333,118 Shares reported herein.

       (c)    Not applicable.

       (d)    Not applicable.

       (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to the Settlement Agreement, the Reporting Person and Artal, among other things, agreed to pay the Issuer approximately $27.4 million and $0.6 million in cash, respectively (in addition to $4.6 million paid by the Reporting Person to the Issuer in January 2004 with respect to claims under Section 16(b) of the Exchange Act) in settlement of the remaining counts of the Issuer's complaint filed against the Settling Parties in the District Court of Connecticut in August 2003 and other potential claims, and agreed to decrease their Share ownership over time as specified in the Settlement Agreement and Registration Rights Agreement. The Settling Parties also agreed to execute irrevocable proxies directing that their respective Shares be voted (i) in favor of the Issuer's specified nominees at the Issuer's 2004 annual meeting of stockholders, (ii) as directed by a majority of the Issuer's independent board members in the event of certain stockholder proposals at the Issuer's 2004 annual meeting of stockholders and (iii) in proportion to the votes cast by all other holders of Shares (other than the Settling Parties) in future stockholder votes and with respect to other matters. The proxy referenced in clause (i), above, has been executed as of the date of this filing. The authority granted by the proxies continues until the aggregate Share ownership of the Settling Parties decreases below specified thresholds. In addition, the Issuer amended its Stockholder Rights Agreement to conditionally exempt the Settling Parties therefrom.

Pursuant to the Note Purchase Agreement, the Reporting Person and Artal have agreed to purchase approximately $15.8 million and $0.3 million, respectively, of unsecured subordinated promissory notes of the Issuer (the "Notes"). After a specified period of time, the Issuer, in its discretion, may repay the Notes in cash or in Shares.

Pursuant to the Registration Rights Agreement, the Issuer agreed to use reasonable best efforts to register the Shares held by the Reporting Person and Artal in one or more shelf registration statements filed under the Securities Act of 1933, as amended, and to keep the registration statement(s) continuously effective for two years, subject to certain extensions.

References to and descriptions of the Settlement Agreement, the irrevocable proxies, the Note Purchase Agreement and the Registration Rights Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of such documents filed as exhibits to this Schedule 13D pursuant to
Item 7 hereof, which documents are deemed to be incorporated herein in their entirety where such references and description appear.

Item 7.    Materials to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

A copy of the Settlement Agreement referenced in Item 6 hereof is attached as
Exhibit 2 hereto.

Copies of the forms of the irrevocable proxy referenced in Item 6 hereof is attached as Exhibits 3 and 4 hereto.

A copy of the Note Purchase Agreement referenced in Item 6 hereof is attached as
Exhibit 5 hereto.

A copy of the Registration Rights Agreement referenced in Item 6 hereof is attached as Exhibit 6 hereto.

CUSIP No. 010196103            13D/A                       Page 4 of 4 Pages



                                   SIGNATURES

       After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 26, 2004


                         Durus Life Sciences Master Fund Ltd.


                         By: /s/ LESLIE L. LAKE
                             -----------------------------------
                             Name:  Leslie L. Lake
                             Title: Director